UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Powerbridge Technologies Further Acquires 65% Equity Interest in Boxinrui

Reference is made to the previous disclosures on Form 6-K dated June 27, 2022 and December 30, 2022 by Powerbridge Technologies Co., Ltd. (Nasdaq: PBTS) (“Powerbridge” or the “Company”), a provider of multi-industry technology solutions, in relation to the acquisition of 15% (the “First Acquisition”) and 20% (the “Second Acquisition” together, the “Previous Acquisitions”) equity interest in BOXINRUI INTERNATIONAL HOLDINGS LIMITED (“Boxinrui”) by the Company.

On March 28, 2023, the Company entered into an equity transfer agreement (the “Agreement”) with fifteen individual shareholders (the “Relevant Shareholders”) of Boxinrui, pursuant to which the Company agreed to further acquire 65% equity interest (the “Acquired Shares”) in Boxinrui for a consideration of approximately US$25.8 million, which shall be satisfied by way of allotment and issue of an aggregate of 276,448,625 shares to the Relevant Shareholders (the “Third Acquisition”). Prior to the Third Acquisition, the Company held 35% equity interest in Boxinrui from the Previous Acquisitions, which together with the Acquired Shares, the Company will hold 100% equity interest in Boxinrui upon the completion of the Third Acquisition. The closing of the Third Acquisition is subject to the customary closing conditions and terms as stipulated in the Agreement. The Third Acquisition is expected to be closed on or about March 31, 2023.

Boxinrui wholly owns HONG KONG ANXIN JIEDA CO., LIMITED (“Anxin Jieda”), which in turn owns 90% equity interest in Ascendent Insights Education Co., Ltd. (“AIedu”) (also previously known as Shenzhen Wenxing Tianxia Technology Co., Ltd.). AIedu mainly engaged in Artificial Intelligence, Blockchain and NFT technology in the educational industry. Such acquisition is aligned with Powerbridge’s metaverse strategy as Powerbridge intends to utilize AIedu’s business know-how and technology to expand the Company’s metaverse operation.

About Ascendent Insights

AIedu is an AI education company with more than 400,000 users and over 20,000 reading materials. The company serves over 4,000 nurseries and kindergartens with 40,000 educators, providing an innovative approach to early childhood education through its use of AI technology. Its flagship product, Little Egg, has received rave reviews from parents and educators alike for its ability to provide personalized learning experiences for each student.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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